Exhibit (k)(19)

SUB-ADMINISTRATION AGREEMENT

This SUB-ADMINISTRATION AGREEMENT, made as of the 30th day of September 2004 between ABERDEEN ASSET MANAGEMENT, INC., a Delaware corporation ("AAM"), and PRINCETON ADMINISTRATORS, L.P., a Delaware limited partnership ("Princeton" or the "Sub-administrator").

WITNESSETH:

WHEREAS, AAM has agreed to provide or arrange the provision of certain administrative services to Aberdeen Global Income Fund, Inc, Aberdeen Asia-Pacific Income Fund, Inc. and Aberdeen Australia Equity fund, Inc. (collectively "the Funds"), each a Maryland corporation and a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

WHEREAS, AAM wishes to retain Princeton to perform the administrative services contemplated by this Agreement to the Funds;

NOW, THEREFORE, the parties hereto agree as follows:
1.	Duties of the Sub-administrator. AAM hereby retains Princeton to act as Sub-administrator of the Funds, subject to the supervision and direction of AAM and the Board of Directors of the Funds as herein set forth. Subject to the supervision and direction of AAM, Princeton shall perform or arrange for the performance of the following administrative and clerical services:

(a)	Calculate or arrange for the calculation and publication of each Funds' net asset value in accordance with the Funds' policy as adopted from time to time by the Board of Directors;
(b)	Maintain, or arrange for the maintenance of, certain books and records of the Funds, as mutually agreed upon between the parties hereto, that are required under the Investment Company Act;
(c)	Provide the Funds with administrative offices and data processing facilities as well as the services of persons competent to perform such administrative and clerical functions as are necessary to provide effective operation of the Funds;

(d)	Maintain the Funds' expense budget and monitor expense accruals;
(e)	Arrange for payment of the Funds' expenses, as AAM directs, which may include calculation of various contractual expenses of the Funds' service providers, and the review and approval of invoices for the Funds' account and submission to an officer of the Funds for authorization of payment;

(f)	Oversee and review the calculations of fees paid to AAM, the Sub-Administrator, the transfer agent and the custodian;
(g)	Compute the Funds' yield, total return, expense ratios and portfolio turnover rate as well as various statistical data as reasonably requested;
(h)	Prepare, for review and approval by officers of the Funds, financial information for the Funds' quarterly, semi-annual and annual reports, proxy statements and other communications with shareholders required or otherwise to be sent to the Funds' shareholders, and arrange for the printing and dissemination of such reports and communications to shareholders;

(i)	Prepare reports relating to the business and affairs of the Funds as may be mutually agreed upon and not otherwise appropriately prepared by AAM or the Funds' custodian, counsel or independent public accountants;

(j)	Provide the necessary financial information to the Funds' independent public accountants to assist them in the preparation of the federal, state and local income tax returns, and any other required tax returns, as may be mutually agreed upon. Review completed tax returns for accuracy and provide to AAM for review, approval and execution by officers of the Funds;

(k)	Calculate the Funds' annual net investment income (including net realized short-term capital gain) and net realized long-term capital gain to determine the Funds' minimum annual distributions to shareholders and the tax and accounting treatment of such distributions on a per share basis, to be reviewed by the Funds' independent public accountants;

(l)	Prepare, for review by an officer of the Funds, the Fund's periodic financial reports required to be filed with the Securities and Exchange Commission (the "SEC") on Form N-SAR and Form N-CSR and such other reports, forms or filings, as may be mutually agreed upon;

(m)	Prepare such financial information and reports as may be required by any stock exchange or exchanges on which the Funds' shares are listed, and such other information and reports required by such stock exchanges as may be mutually agreed upon;

(n)	Prepare such financial information and reports as may be required by any banks from which the Funds borrow money;
(o)	Prepare reports related to the Funds' preferred stock, if any, as required by rating agencies;
(p)	Establish the timeline and coordinate the compilation of the quarterly Board of Directors meeting materials;
(q)	Coordinate the performance of administrative and professional services rendered to the Funds by others, including its custodian, registrar, transfer agent, dividend disbursing agent and dividend reinvestment plan agent, as well as accounting, auditing and such other services as may from time to time be mutually agreed;

(r)	Consult as necessary with the Funds' officers, independent public accountants, legal counsel, custodian, accounting agent and transfer and dividend disbursing agent in establishing the accounting policies of the Funds;

(s)	Review implementation of any stock purchase or dividend reinvestment programs authorized by the Board of Directors;
(t)	Provide such assistance to AAM, the custodian and the Funds' counsel and independent public accountants as generally may be reasonably required to properly carry on the business and operations of the Funds; and

(u)	Respond to, or refer to AAM, the Funds' officers or transfer agent, shareholder inquiries relating to the Funds.

AAM agrees to deliver and to use commercially reasonable efforts to cause to be delivered, on a timely basis, such information to Princeton as may be necessary or appropriate for Princeton's performance of its duties and responsibilities hereunder, including but not limited to, daily records of transactions, valuation of investments in United States dollars (which may be based on information provided by a pricing service), expenses borne by the Funds, the Funds management letter to shareholders and such other information necessary for Princeton to prepare the above referenced reports and filings, and Princeton shall be entitled to rely on the accuracy and completeness of such information in performing its duties hereunder.

All services are to be furnished through the medium of any officer or employee of Princeton as the Sub-administrator deems appropriate in order to fulfill its obligations hereunder.
Each party shall bear all its own expenses incurred in connection with this Agreement. Printing and dissemination expenses, such as those for reports to shareholders and proxy statements, shall be expenses of the Funds.

2.	Compensation of the Sub-administrator. AAM will pay the Princeton a fee on the first business day of each calendar month for the previous month equal to the following;

Aberdeen Global Income Fund, Inc. - at an annual rate equal to 0.1125% of the Fund's Managed Assets (as defined below). Princeton will make payment to the accounting agent, from its monthly fee, for services rendered to the Fund.

Aberdeen Asia-Pacific Income Fund, Inc. - at an annual rate equal to 0.06% of the Fund's Managed Assets (as defined below) up to $900 million, 0.04% of such assets between $900 million and $1.75 billion and 0.03% of such assets in excess of $1.75 billion. The Fund will make payment to the accounting agent for services rendered as previously agreed upon.

Aberdeen Australia Equity Fund, Inc. - at an annual rate equal to 0.02% of the Fund's Managed Assets (as defined below). The Fund will make payment to the accounting agent for services rendered as previously agreed upon.

For the purposes of determining fees payable to the Sub-administrator, the value of the Fund's assets shall be computed at the times and in the manner specified in the Fund's registration statement on Form N-2, as amended from time to time. "Managed Assets" means the average weekly value of a Fund's total assets minus the sum of a Fund's liabilities, which liabilities exclude debt relating to leverage, short-term debt and the aggregate liquidation preference of any outstanding preferred stock. Compensation by AAM to Princeton shall commence on the 1st day of November 2004. In the event that this Agreement is terminated before the end of a month, the fee shall be pro-rated according to the proportion of the month that services were provided and shall be payable within seven days after the date of termination of this Agreement.

3.	Limitation of Liability of the Sub-administrator, Indemnification.
(a)	Princeton may, with respect to questions of law, apply for and obtain the advice and opinion of legal counsel, and with respect to the application of generally accepted accounting principles or federal tax accounting principles, apply for and obtain the advice and opinion of accounting experts, at the reasonable expense of the Funds or AAM. Princeton shall obtain prior permission of the Funds or AAM before obtaining the advise and opinion of legal or accounting experts at the expense of the Funds or AAM, and shall not use any counsel or accounting experts to which the Funds or AAM shall reasonably object. Princeton shall be fully protected with respect to any action taken or omitted by it in good faith in conformity with this paragraph.

(b)	Princeton shall not be liable to the Funds or AAM for any action taken or omitted to be taken by Princeton in connection with the performance of any of its duties or obligations under this Agreement, and AAM shall indemnify Princeton and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by Princeton in or by reason of any pending, threatened or contemplated action, suit, investigation or other proceeding (including an action or suit by or in the right of the Funds or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by Princeton in connection with the performance of any of its duties or obligations under this Agreement; provided, however, that nothing contained herein shall protect or be deemed to protect Princeton against or entitle or be deemed to entitle Princeton to indemnification in respect of any liability to AAM, the Funds or its security holders to which Princeton would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under this Agreement. Such expenses shall be paid by AAM in advance of the final disposition of such matter upon invoice by Princeton and receipt by AAM of an undertaking Princeton to repay such amounts if it shall ultimately be established that the Princeton is not entitled to payment of such expenses hereunder.

(c)	As used in this Paragraph 3, the term "Princeton" shall include any affiliates of the Sub-administrator performing services for the Funds contemplated hereby, and Directors, officers, agents and employees of the Sub-administrator or such affiliates.

4.	Activities of the Sub-administrator.
The services of Princeton hereunder are not exclusive and nothing in this Agreement shall limit or restrict the right of Princeton to engage in any other business or to render services of any kind to any other corporation, firm, individual or association. Princeton shall be deemed to be an independent contractor, unless otherwise expressly provided or authorized by this Agreement.

5.	Duration and termination of this Agreement.
This Agreement shall become effective on the 1st day of November 2004 once signed by both parties. This Agreement may be terminated by either party hereto (without penalty) at any time upon not less than 60 days prior written notice to the other party hereto.

6.	Amendments of this Agreement.
This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board of Directors of the Funds and such amendment is set forth in a written instrument executed by each of the parties hereto.

Governing Law.
This Agreement shall be governed by and construed in accordance with the laws of the State of new York without reference to choice of law principles thereof and in accordance with the Investment Company Act. In the case of any conflict, the Investment Company Act shall control.

8.	Counterparts.
This Agreement may be executed by the parties hereto in counterparts, and if executed in more than one counterpart, the separate instruments shall constitute one agreement.
9.	Notices. Any notice or other communication required to be given in writing pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to Princeton at P.O. Box 9095, Princeton, New Jersey 08543-9095, Attention: Donald C. Burke, (2) to AAM at 300 Las Olas Place, 300 S.E. 2nd Street, Suite 820, Fort Lauderdale, FL 33301 Attention: Beverley Hendry.

10.	Entire Agreement. This Agreement sets forth the agreement and understanding of the parties hereto solely with respect to the matters covered hereby and the relationship between AAM and Princeton Administrators L.P. as Sub-Administrator. Nothing in this Agreement shall govern, restrict or limit in any respect any other business dealings between the parties hereto unless otherwise expressly provided herein.

11.	No Assignment. This Agreement shall not be assigned by either party without the prior written consent of the other, except that either party may assign the agreement to another party if such assignment is to a party controlling, controlled by or under common control with the assigning party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
ABERDEEN ASSET MANAGEMENT, INC. By /s/ Beverly Hendry Title: Director
PRINCETON ADMINISTRATORS, L.P. By /s/ Donald C. Burke Title: Senior Vice President